LETTER TO DTC PARTICIPANTS REGARDING EXCHANGE OFFER
MOLINA HEALTHCARE, INC.

Offer to Exchange
All Outstanding 5.375% Senior Notes due 2022 for
5.375% Senior Notes due 2022, Registered Under the
Securities Act of 1933, as Amended,
Pursuant to the Prospectus, Dated , 2016

The exchange offer will expire at 5:00 p.m., New York City time, on     , 2016,
unless extended. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To Securities Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration is a prospectus dated , 2016 (the “prospectus”) and a letter of transmittal (the “letter of transmittal”) that together constitute the offer (the “exchange offer”) by Molina Healthcare, Inc., a Delaware corporation (“Molina”), to exchange up to $700,000,000 aggregate principal amount of any and all of its outstanding privately placed 5.375% Senior Notes due 2022 issued on November 10, 2015 (the “original notes”) for up to an equal aggregate principal amount of its newly issued 5.375% Senior Notes due 2022 (the “exchange notes”) which have been registered under the Securities Act of 1933, as amended, upon the terms and conditions set forth in the prospectus and the letter of transmittal. The prospectus and letter of transmittal more fully describe the exchange offer. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the prospectus.

We are asking you to contact your clients for whom you hold original notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold original notes registered in their own name.

Enclosed are copies of the following documents:

1.	the prospectus;

2.	the letter of transmittal for your use in connection with the tender of original notes and for the information of your clients;

3.
the notice of guaranteed delivery to be used to accept the exchange offer if the original notes and all other required documents cannot be delivered to U.S. Bank National Association (the “exchange agent”) prior to the expiration date (as defined below); and

4.
a form of letter that may be sent to your clients for whose accounts you hold original notes registered in your name or the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the exchange offer.

The Depository Trust Company (“DTC”) participants will be able to execute tenders through DTC’s Automated Tender Offer Program.

Please note that the exchange offer will expire at 5:00 p.m., New York City time, on         , 2016 (the “expiration date”), unless extended by Molina. We urge you to contact your clients as promptly as possible.

Upon request, you will be reimbursed by Molina for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

Additional copies of the enclosed material may be obtained from the exchange agent, at the address and telephone number set forth below.

Very truly yours,

U.S. Bank National Association
111 Fillmore Avenue
St. Paul, MN 55107-1402
Attn: Corporate Actions
Telephone: (800) 934-6802

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of Molina or the exchange agent, or authorize you or any other person to make any statements on behalf of either of them with respect to the exchange offer, except for statements expressly made in the prospectus and the letter of transmittal.